July 31, 2015

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance

100 F Street, NE
Washington, D.C. 20549

Attn: Melissa N. Rocha, Senior Assistant Chief Accountant

RE:	US Ecology, Inc. Form 10-K for the Fiscal Year Ended December 31, 201 Filed March 2, 2015 Form 10-Q for the Period Ended March 31, 2015 Filed May 4, 2015 Responses dated July 7, 2015 File No. 0-11688

Ladies and Gentlemen:

US Ecology, Inc. (“the Company”, “we” or “our”) wishes to respond to the comment raised by the staff (the “Staff”) of the Commission in the letter dated July 22, 2015 from Ms. Melissa N. Rocha to Mr. Eric L. Gerratt, (the “Comment Letter”) with respect to the Company’s Form 10-K for the year ended December 31, 2014 filed on March 2, 2015, the Company’s Form 10-Q for the quarter ended March 31, 2015 filed on May 4, 2015, and the Company’s responses dated July 7, 2015. The headings and numbered items in this letter correspond to the headings and numbered items in the Comment Letter. For your convenience, the comment from the Staff in the Comment Letter is included in this letter in boldface type followed by our response.

Form 10-K for the Year Ended December 31, 2014

Critical Accounting Policies

Disposal Facility Accounting, page 54

1.	We note your response to comment 1 of our letter dated June 24, 2015. Your proposed disclosures indicate that you are recording disposal facility retirement obligations as a liability in the period in which the landfill is placed into service and waste is initially disposed in the landfill. Please help us better understand how you determined the obligations should be recorded when the landfill is placed into service and waste is initially disposed pursuant to ASC 410-20, including what consideration was given as to whether the obligations should rather be recorded as the disposal capacity is consumed. Please also refer to ASC 360-10-55-3.

Securities and Exchange Commission
July 31, 2015

Response:

We acknowledges the Staff’s request for us to provide a better understanding of how we determined to record our disposal facility retirement obligations when the landfill is placed into service and waste is initially disposed pursuant to ASC 410-20, and the consideration we gave to ASC 360-10-55-3 in coming to that determination.

In accordance with ASC 410-20-55-3, once we determine that an asset retirement duty or responsibility exists, we then assess whether an obligating event has occurred. If we determine such an obligating event has occurred, an asset retirement obligation meets the definition of a liability and qualifies for recognition in our financial statements.

Each of our treatment and disposal facilities is primarily governed by specific requirements set forth in permits obtained from various regulatory agencies at the local, state and federal levels. The permits and associated regulations prescribe how each individual landfill cell at each facility will be constructed, how it will be operated, how it will be closed and how it will be monitored and maintained during post-closure. The closure/post-closure obligations of each individual landfill cell at each facility are accounted for separately. Based on our legal interpretation of the permits for our landfill cells, as well as our experience with the sensitive nature of hazardous waste disposal and the complexities of the related permitting process, once waste is initially received into a newly constructed landfill cell at one of our facilities, the approved closure plan (i.e. obligation) for that landfill cell as set forth in the permit has been triggered. As a result, we are legally required to execute the approved closure plan and retire the landfill cell asset in accordance with the requirements established in the permit without regard to the disposal capacity actually consumed. We are not able to close a landfill cell at one of our facilities in a manner that differs from the permitted closure plan without submitting to the appropriate regulatory agency a formal modification to the previously issued permit, with regulatory approval of such modification ultimately unknown.

Based on the discussion above, we believe that recording the fair value of the closure/post-closure costs of an individual landfill cell, and the corresponding asset, upon initial disposal of waste into the landfill cell is a more accurate representation of the expected and most probable liability for the legally-required costs to perform closure and post-closure obligations compared to recording the liability as the disposal capacity is consumed. The fair value of the closure/post-closure costs recorded in the period waste is initially disposed in the landfill cell are then accreted over the estimated life of the landfill cell, which is based on total estimated capacity and estimated annual disposal volumes of the landfill cell. The estimated life is reassessed at least annually. We also note that the corresponding asset created upon recording the landfill cell asset retirement obligation for cell capping costs is amortized on a unit-of-consumption basis as landfill cell disposal capacity is consumed.

Alternatively, we considered recording the closure/post-closure liability as disposal capacity is consumed as described in ASC 360-10-55-3. While permitting requirements and interpretations of the applicable permits may vary across the industry, we believe the methodology outlined in ASC 360-10-55-3 would result in an understatement of our disposal facility retirement liability for each individual landfill cell based on the legal obligation that is triggered once waste is initially received into the landfill cell.

Securities and Exchange Commission
July 31, 2015

In response to the Staff’s comments concerning when we record our disposal facility retirement obligations, we will clarify (new text bold and underlined below) our proposed disclosure contained in our responses dated July 7, 2015. Beginning with our Form 10-K for the year ending December 31, 2015, we will expand our disclosures in the discussion of our Critical Accounting Policies to include the following disclosure (or substantially similar disclosure):

“Disposal Facility Accounting

We amortize landfill and disposal assets and certain related permits over their estimated useful lives. The units-of-consumption method is used to amortize landfill cell construction and development costs and asset retirement costs. Under the units-of-consumption method, we include costs incurred to date as well as future estimated construction costs in the amortization base of the landfill assets. Additionally, where appropriate, as discussed below, we also include probable expansion airspace that has yet to be permitted in the calculation of the total remaining useful life of the landfill asset. If we determine that expansion capacity should no longer be considered in calculating the total remaining useful life of a landfill asset, we may be required to recognize an asset impairment or incur significantly higher amortization expense over the remaining estimated useful life of the landfill asset. If at any time we make the decision to abandon the expansion effort, the capitalized costs related to the expansion effort would be expensed in the period of abandonment.

Our landfill assets and liabilities fall into the following two categories, each of which require accounting judgments and estimates:

•	Landfill assets comprised of capitalized landfill development costs.
•	Disposal facility retirement obligations relating to our capping, closure and post-closure liabilities that result in corresponding retirement assets.

Landfill Assets

Landfill assets include the costs of landfill site acquisition, permits and cell design and construction incurred to date. Landfill cells represent individual disposal areas within the overall treatment and disposal site and may be subject to specific permit requirements in addition to the general permit requirements associated with the overall site.

To develop, construct and operate a landfill cell, we must obtain permits from various regulatory agencies at the local, state and federal levels. The permitting process requires an initial site study to determine whether the location is feasible for landfill operations. The initial studies are reviewed by our environmental management group and then submitted to the regulatory agencies for approval. During the development stage we capitalize certain costs that we incur after site selection but before the receipt of all required permits if we believe that it is probable that the landfill cell will be permitted.

Securities and Exchange Commission
July 31, 2015

Upon receipt of regulatory approval, technical landfill cell designs are prepared. The technical designs, which include the detailed specifications to develop and construct all components of the landfill cell including the types and quantities of materials that will be required, are reviewed by our environmental management group. The technical designs are submitted to the regulatory agencies for approval. Upon approval of the technical designs, the regulatory agencies issue permits to develop and operate the landfill cell.

The types of costs that are detailed in the technical design specifications generally include excavation, natural and synthetic liners, construction of leachate collection systems, installation of groundwater monitoring wells, construction of leachate management facilities and other costs associated with the development of the site. We review the adequacy of our cost estimates at least annually. These development costs, together with any costs incurred to acquire, design and permit the landfill cell, including personnel costs of employees directly associated with the landfill cell design, are recorded to the landfill asset on the balance sheet as incurred.

To match the expense related to the landfill asset with the revenue generated by the landfill operations, we amortize the landfill asset on a units-of-consumption basis over its operating life, typically on a cubic yard or cubic meter of disposal space consumed. The landfill asset is fully amortized at the end of a landfill cell’s operating life. The per-unit amortization rate is calculated by dividing the sum of the landfill asset net book value plus estimated future development costs (as described above) for the landfill cell, by the landfill cell’s estimated remaining disposal capacity. Amortization rates are influenced by the original cost basis of the landfill cell, including acquisition costs, which in turn is determined by geographic location and market values. We have secured significant landfill assets through business acquisitions and valued them at the time of acquisition based on fair value.

Included in the technical designs are factors that determine the ultimate disposal capacity of the landfill cell. These factors include the area over which the landfill cell will be developed, such as the depth of excavation, the height of the landfill cell elevation and the angle of the side-slope construction. Landfill cell capacity used in the determination of amortization rates of our landfill assets includes both permitted and unpermitted disposal capacity. Unpermitted disposal capacity is included when management believes achieving final regulatory approval is probable based on our analysis of site conditions and interactions with applicable regulatory agencies.

We review the estimates of future development costs and remaining disposal capacity for each landfill cell at least annually. These costs and disposal capacity estimates are developed using input from independent engineers and internal technical and accounting managers and are reviewed and approved by our environmental management group annually. Any changes in future estimated costs or estimated disposal capacity are reflected prospectively in the landfill cell amortization rates.

Securities and Exchange Commission
July 31, 2015

We assess our long-lived landfill assets for impairment when an event occurs or circumstances change that indicate the carrying amount may not be recoverable. Examples of events or circumstances that may indicate impairment of any of our landfill assets include, but are not limited to, the following:

•	Changes in legislative or regulatory requirements impacting the landfill site permitting process making it more difficult and costly to obtain and/or maintain a landfill permit;
•	Actions by neighboring parties, private citizen groups or others to oppose our efforts to obtain, maintain or expand permits, which could result in denial, revocation or suspension of a permit and adversely impact the economic viability of the landfill. As a result of opposition to our obtaining a permit, improved technical information as a project progresses, or changes in the anticipated economics associated with a project, we may decide to reduce the scope of, or abandon, a project, which could result in an asset impairment; and
•	Unexpected significant increases in estimated costs, significant reductions in prices we are able to charge our customers or reductions in disposal capacity that affect the ongoing economic viability of the landfill.

Disposal Facility Retirement Obligations

Disposal facility retirement obligations include the cost to close, maintain and monitor landfill cells and support facilities. As individual landfill cells reach capacity, we must cap and close the cells in accordance with the landfill cell permit. These capping and closure requirements are detailed in the technical design of each landfill cell and included as part of our approved regulatory permit. After the entire landfill cell has reached capacity and is certified closed, we must continue to maintain and monitor the landfill cell for a post-closure period, which generally extends for 30 years. Costs associated with closure and post-closure requirements generally include maintenance of the landfill cell and groundwater systems, and other activities that occur after the landfill cell has ceased accepting waste. Costs associated with post-closure monitoring generally include groundwater sampling, analysis and statistical reports, transportation and disposal of landfill leachate, and erosion control costs related to the final cap.

We record the fair value of our disposal facility retirement obligations as a liability in the period in which the regulatory obligation to retire a specific asset is triggered. For our individual landfill cells, the required closure and post-closure obligations under the terms of our permits and our intended operation of the landfill cell are triggered and recorded when the cell is placed into service and waste is initially disposed in the landfill cell. The fair value is based on the total estimated costs to close the landfill cell and perform post-closure activities once the landfill cell has reached capacity and is no longer accepting waste. Retirement obligations are increased each year to reflect the passage of time by accreting the balance at the weighted average credit-adjusted risk-free rate that is used to calculate the recorded liability, with accretion charged to direct costs. Actual cash expenditures to perform closure and post-closure activities reduce the retirement obligation liabilities as incurred. After initial measurement, asset retirement obligations are adjusted at the end of each period to reflect changes, if any, in the estimated future cash flows underlying the obligation. Disposal facility retirement assets are capitalized as the related disposal facility retirement obligations are incurred. Disposal facility retirement assets are amortized on a units-of-consumption basis as the disposal capacity is consumed.

Securities and Exchange Commission
July 31, 2015

Our disposal facility retirement obligations represent the present value of current cost estimates to close, maintain and monitor landfills and support facilities as described above. Cost estimates are developed using input from independent engineers, internal technical and accounting managers, as well as our environmental management group’s interpretation of current requirements, and are intended to approximate fair value. We estimate the timing of future payments based on expected annual disposal airspace consumption and then inflate the current cost estimate by an inflation rate, estimated at December 31, 2015 to be X.X%. Inflated current costs are then discounted using our credit-adjusted risk-free interest rate, which approximates our incremental borrowing rate in effect at the time the obligation is established or when there are upward revisions to our estimated closure and post-closure costs. Our weighted-average credit-adjusted risk-free interest rate at December 31, 2015 was approximately X.X%. Final closure and post-closure obligations are currently estimated as being paid through the year 21XX. During 2015, we updated several assumptions, including the estimated cost of closing our disposal cells. These updates resulted in a net increase to our closure/post-closure obligation of $X.X million, comprised of an increase of $X.X million in retirement assets and $XX,000 recorded as a charge to other direct costs.

We update our estimates of future capping, closure and post-closure costs and of future disposal capacity for each landfill cell on an annual basis. Changes in inflation rates or the estimated costs, timing or extent of the required future activities to close, maintain and monitor landfills and facilities result in both: (i) a current adjustment to the recorded liability and related asset and (ii) a change in accretion and amortization rates which are applied prospectively over the remaining life of the asset. A hypothetical 1% increase in the inflation rate would increase our closure/post-closure obligation by $XX.X million. A hypothetical 10% increase in our cost estimates would increase our closure/post-closure obligation by $X.X million.”

Securities and Exchange Commission
July 31, 2015

We appreciate the opportunity to respond to your comments. If you have any questions or require additional information regarding our responses, please feel free to contact me at 208-331-8400.

Sincerely,

/s/ Eric L. Gerratt

Eric L. Gerratt

Executive Vice President, Chief Financial Officer and Treasurer

Cc:	Jeffrey R. Feeler, Chairman, President and Chief Executive Officer Stephen Leitzell, Dechert LLP Allan Hall, Deloitte & Touche LLP